08005840

RECEIVED

2008 NOV 13 P 2:52

BEST AVAILABLE COPY

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

21 October 2008

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
NOV 17 2008
THOMSON REUTERS

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 11/14

Mobistar NV/SA
A. Reyerslaan 70 Boulevard A. Reyers | Brussel 1030 Bruxelles
TEL. +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
Fortis 210-0233334-04 | IBAN BE10 2100 2333 3404 | BIC: GEBABEBB
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles | www.mobistar.be

Love Work Play Mobistar

RECEIVED
2008 NOV 13 P 2:

Results third quarter 2008 Mobistar

Table of contents

Press release

Mobistar continues growth: customer base and revenues increase, profitability remains strong

Brussels, 21 October 2008 – Mobistar announced today its results for the end of the third quarter of 2008. Thanks to consistently executing its strategy, Mobistar can present growth figures, even in a competitive market with persistent pressure from regulatory authorities and an unfavourable economic climate.

Key facts

o The Mobistar group registers a 10.0 % growth in its customer base in a year. The number of customers grew from 3,411,232 active customers at the end of September 2007 to 3,752,491 active customers at the end of the third quarter of 2008.

o On 30 September 2008, the Mobistar group showed an increase in consolidated turnover, despite the impact of the regulatory measures which amounted to 81.5 million euro during the first nine months of the year. At the end of September 2008 consolidated turnover amounted 1,139.3 million euro, compared to 1,125.1 million euro at the end of September 2007, or an increase of 1.3 %.

o The increase in the number of customers and increased usage of both voice and data, delayed the decrease of the ARPU, which continues to be pressured by the decreasing MTR and roaming rates. The regulatory impact on the ARPU is -2.4 euro. The ARPU decreased by 7.8 % from 35.6 euro per month per customer at the end of September 2007 to 32.83 euro per month per customer at the end of September 2008, compared to 33.13 euro per customer at the end of June 2008.

o The EBITDA margin remained stable at 41.5 % of service revenues thanks to an efficient cost policy, among others.

o The good results of the first nine months of 2008 allow Mobistar to confirm its outlook for the full year 2008, as announced at the end of the first semester (revenue decrease of 0 to 2 %, EBITDA margin of at least 40 %, investment level of about 10 % of service revenues and decrease by 2 to 4 % of the net result per share, in accordance with the expected number of shares on the market at the end of December 2008), and this despite the competitive and regulatory pressure and an economically unfavourable climate.

1. Consolidated figures for the Mobistar group

Embargo until Tuesday 21 October 2008 at 17.40
Regulated information

Mobistar group's consolidated key figures	9 months on 30-09-2008	9 months on 30-09-2007	Variation
Total active customers (mobile telephony) for Mobistar, VOXmobile and MVNO	3,752,491	3,411,232	10.0 %
Consolidated turnover (million €)	1,139.3	1,125.1	1.3 %
Total service revenues (million €)	1,085.4	1,085.7	0.0 %
EBITDA (1)	450.4	450.7	-0.1 %
Consolidated net profit (million €)	215.5	221.9	-2.9 %
Net profit per ordinary share (2) (€)	3.52	3.51	0.3 %
Net investment (million €)	109.1	83.8	30.2 %

(1) Earnings Before Interest, Taxation, Depreciation and Amortisation.
(2) Based on the number of existing shares in circulation on 30 September 2008, except of those held by Mobistar (61,293,387). The weighted average net profit per share (IFRS) for the first nine months of the year is 3.44 euro per share.

The third quarter of 2008 was closed with a consolidated turnover of 1,139.3 million euro for the Mobistar group, an increase by 1.3 % compared to 1,125.1 million euro a year earlier.

The consolidated EBITDA remained stable at approximately 450 million euro. In an environment of increasing costs Mobistar managed, through efficient cost management, to maintain its profitability and closes the third quarter with an EBITDA margin of 41.5 % of service revenues. The net profit per ordinary share reached 3.52 euro[2] at the end of September 2008, compared to 3.51 euro per share a year earlier, or a slight increase by 0.3 %.

Mobistar already invested 109.1 million euro in its network in the first nine months of this year, compared to the 83.8 million euro invested in the same period a year earlier. The increased use of data services confirmed the operator's decision to speed up the deployment of its 3G/HSDPA network in order to reach an 85% coverage of the population at the end of 2008.

On 18 August the second phase of its share buyback program was started. Mobistar already bought 706,613 of its own shares for an amount of 35.9 million euro. On 30 September 2008, the number of shares in circulation was 61,293,387, not including these shares held by Mobistar.

2. Mobistar S.A. (activities in Belgium)

Key figures Mobistar S.A.	9 months on 30-09-2008	9 months on 30-09-2007	Variation
Total active customers[3] of Mobistar S.A. (mobile telephony)	3,358,922	3,241,622	3.6 %
Number of MVNO customers	316,062	93,623	237.6 %
Total number of active customers Mobistar + MVNO	3,674,984	3,335,245	10.2 %
ARPU[4] (euro/month/active customer)	32.83	35.61	-7.8 %
Total turnover (million €)	1,112.9	1,116.2	-0.3 %
Service revenues (million €)	1,061.4	1,078.0	-1.5 %

(3) The machine-to-machine and the MVNO cards are not included in the number of active customers.
(4) Average Revenue Per User (continuing average of the 12 preceding months), without MVNO's.

Commercial success confirms strategic approach

The growth in Mobistar's customer base confirms the success of the operator's strategic approach. At the end of September 2008, Mobistar S.A. registered, including the MVNO customers, 3,674,984 active customers for mobile telephony, compared to 3,335,245 active customers a year earlier, or an increase of 10.2 %. The increase by 339,739 consists of 117,300 new Mobistar customers and 222,439 new MVNO customers.

Love Work Play Mobistar

The 'mobility centric approach' and the segmentation are the foundation for this commercial success. In the residential market the replacement of fixed by mobile telephony continues. Within this framework, recently the 'Monster Pack' was launched which gives the customers a real 'mobility experience'. With this bundle, starting from 14 euro a month, Mobistar customers can make mobile calls and send sms, almost make unlimited calls from home to fix lines in Belgium with 'Mobistar AtHome' and have access to the mobile Internet everywhere thanks to 'Internet Everywhere'. All of this without a subscription to a fix line.

The customer base of the existing 'mobility services' is increasing. At the end of the third quarter, Mobistar counted 108,900 'Mobistar AtHome' customers. On 30 September 2008, Mobistar had more than 30,000 'Internet Everywhere' customers. With 'Internet Everywhere', customers can surf the web on the EDGE/HSDPA network for 1 euro a day. Today, Mobistar has the most complementary mobile broadband network in Belgium, covering 99 % of the population with its EDGE network and 78 % of the population with its HSDPA network.

The successful launch of the iPhone3G did not only provide a positive contribution to the evolution of the revenue, but also led to an increase in data use, one of the growth pillars for the future thanks to the excellent mobile broadband network. In order to optimally use all functionalities of the new iPhone3G, three new data formulas were launched, custom-made for residential customers: 'My30 for iPhone', 'My45 for iPhone' and 'My60 for iPhone'. Mobistar has the exclusive rights to import and distribute the iPhone3G in Belgium.

The segmented approach through MVNO's remained a success and brought in 222,439 new customers in a year. At the end of September 2008, Mobistar counted 316,062 MVNO customers through its partners Telenet and Lycamobile. New applications are also introduced to further expand the segmented approach. In September, Mobistar launched a partnership with Pumbby, where Mobistar customers can register to receive advertising messages they are interested in on their mobile phones and they earn extra euros doing that.

In the professional market, convergence remains appealing thanks to products like One Office Voice Pack (OOVP) and One Office Full Pack (OOFP). The flexible tariff formula OOVP bundles fix and mobile telephony, making it cheaper for companies to make phone calls. OOFP is a global solution for the professional market which combines fix and mobile telephony together with Internet in one tariff plan. At the end of September 2008, Mobistar had more than 125,000 mobile cards that can make calls with a OOVP formula and the first results of the OOFP and the iPhone for business tariff plan are promising. Mobistar exceeded the peak of 100,000 machine-to-machine cards thanks to the development of new applications.

Despite TempoMusic's success, the new Mobistar customers are mainly postpaid customers, which further increases the shares of subscribers in the customer base. At the end of September 2008, the share of postpaid customers in the total customer base was 56.3 %, compared to 53.7 % a year earlier.

Evolution of the average monthly revenue per customer (ARPU)

The average monthly revenue per customer (ARPU) compared to last year evolved from 35.61 euro to 32.83 euro, a decrease of 7.8 %. The decrease is the result of the further lowering of the MTR and roaming rates. However, the ARPU's decrease was slowed in the third quarter because of the increase in mobile data services ('Internet Everywhere', 'Business Everywhere') and a further increase in voice traffic.

Revenue

In the first nine months of 2008 Mobistar registered similar turnover as in the preceding year, also thanks to the successful sales of smartphones. Total turnover amounted to 1,112.9 million euro on 30 September 2008, compared to 1,116.2 million euro at the end of September 2007, or -0.3 %.

On 30 September 2008, Mobistar S.A.'s service revenues amounted to 1,061.4 million euro compared to 1,078.0 million euro at the end of September 2007. The revenue decrease, by 1.5 %, is the result of the decrease of the MTR in May and July 2008 and the adjustment of the roaming rates in August of this year, in line with European regulations.

3. VOXmobile (activities in Luxembourg)

Key figures VOXmobile	9 months on 30-09-2008	9 months on 30-09-2007 Pro-forma (5)	Variation
Total active customers (mobile telephony)	77,507	75,987	2.0 %
ARPU (3) (euro/month/active customer)	32.24	35.90	-10.2 %
Total turnover (million €)	28.2	26.2	7.6 %
Service revenues (million €)	25.0	22.8	9.7 %

(5) Historical data

In a competitive market, the Luxemburg operator continues to grow. The number of active customers at the end of September 2008 was 77,507 compared to 75,987 a year earlier or an increase by 2.0 %.

However, the ARPU was impacted negatively by the decreasing MTR and roaming rates and continued pressure by the competition. At the end of September 2008, the average monthly revenue per customer was 32.24 euro, compared to 35.90 euro at the end of September 2007, or a decrease for the year of 10.2 %.

VOXmobile's total turnover amounted to 28.2 million euro for the first nine months of 2008, compared to 26.2 million euro at the end of September 2007, or 7.6 % more.

The Luxemburg operator achieved a 9.7 % growth in service revenues in the first nine months of 2008 compared to the same period of 2007: 22.8 million euro on 30 September 2007 versus 25.0 million euro at the end of September 2008.

4. Trends

The good results of the first nine months of 2008 allow Mobistar to confirm its outlook for the full year 2008, as announced at the end of the first semester (revenue decrease of 0 to 2 %, EBITDA margin of at least 40 %, investment level of about 10 % of service revenues and decrease by 2 to 4 % of the net result per share, in accordance with the expected number of shares on the market at the end of December 2008), and this despite the competitive and regulatory pressure and an economically unfavourable climate.

Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium and Luxembourg, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential. The company develops innovative products and services for the residential and the business market. Mobistar is listed on the Brussels Stock Exchange and is part of the France Télécom group.

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For more information, please contact:
Patti Verdoodt - press: +32 (0)495 55 96 26 - e-mail: press@mail.mobistar.be
Christophe Lemaître - Investor relations: +32 (0)2 745 72 26 - e-mail: ir@mail.mobistar.be

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Management report for the third quarter 2008

1. Highlights of the 3rd quarter 2008

Mobility-centric strategy

On the residential market, Mobistar reinforced its 'mobility-centric' strategy with sales campaigns launched during the third quarter of 2008. In September 2008, a new brand campaign incorporates 'mobility elements' which symbolize the emotional perception and virtual world of the consumer. This campaign was accompanied by the commercial launch of the 'Mobistar Monster Pack', which enables Mobistar customers, for 14 euro per month, to make mobile calls and send sms, to make calls in an almost unlimited way from their home to fix lines in Belgium ('AtHome'), and to have access from anywhere to mobile Internet, using 'Internet Everywhere'. All without paying landline rental charges. Thus, the 'Mobistar Monster Pack' is a perfect fit for mobility-centric positioning.

The number of customers who have already signed up for 'mobility-centric' services launched previously is growing all the time. At the end of September 2008, Mobistar had 108,900 'AtHome' customers, and 37,500 Mobile Internet customers ('Internet Everywhere' and 'Business Everywhere').

Mobile data transmission grew faster during the third quarter of 2008, due to an expanded service offering, supported by a high-quality network. This offer remains focused on Orange World, which has nearly 300,000 active users per month. The Orange World offering was supplemented by 'Mobile TV' content focusing on sports events (the Olympic Games in partnership with RTBF/VRT, Eurosport & Eurosport2) and by a new 'Music Store', offering its customers an impressive list of musical styles. 'Mobistar Messenger by Windows Live' was also launched: this service enables customers to chat with their Messenger contacts from their mobile handset, without having to be sitting at their computer.

But the summer campaign that made the biggest splash was undoubtedly the Belgian launch of the iPhone3G from Apple. The iPhone3G switches effortlessly from the EDGE network to the fast 3G/HSDPA network or WiFi, guaranteeing our customers the fastest connection for optimal convenience. In order to make best use of all the functionality of the new iPhone3G, three new custom-made data packages were launched for residential customers: 'My30 for iPhone', 'My45 for iPhone' and 'My60 for iPhone'. Mobistar holds the exclusive rights to import and distribute the iPhone3G in Belgium.

In the mobile marketing sector, Mobistar entered into a series of new partnerships. On 1st July 2008, an agreement was signed with Blyk for the delivery of mobile services. Blyk intends to set up business in the Belgian market as a 'mobile virtual network operator', using the Mobistar network. Blyk is the new mobile network intended for young people from 16 to 24 years of age, and financed by advertising. Blyk brings young people closer to the brands they love, and offers them call time and free sms every month. Blyk will start its commercial operation in Belgium in 2009. In September 2008, Mobistar also signed an agreement with Pumbby, and is launching a joint campaign with it in order to promote mobile advertising to Mobistar customers. Through this partnership, Mobistar customers can register to receive advertising messages they are interested in and they earn extra euros doing that.

On the business market, the first sales results of the 'One Office Full Pack', launched in June 2008, are very promising. 'One Office Full Pack' is a global solution, combining fixed and mobile telephony and the Internet.

Evolution of the customer base

The growth in Mobistar's customer base confirms the success of the operator's strategic approach. At the end of September 2008, Mobistar S.A. registered, including the MVNO customers, 3,674,984 active customers for mobile telephony, compared to 3,335,245 active customers a year earlier, or an increase of 10.2 %. The increase by 339,739 consists of 117,300 new Mobistar customers and 222,439 new MVNO customers.

The segmented approach through MVNO's remained a success and brought in 222,439 new customers in a year. At the end of September 2008, Mobistar counted 316,062 MVNO customers through its partners Telenet and Lycamobile.

Despite TempoMusic's success, the new Mobistar customers are mainly postpaid customers, of which the portion in the customer base has again risen. At the end of September 2008, the postpaid customers' share in the total customer base was 56.3 %, compared to 53.7 % a year earlier.

Evolution of the average monthly revenue per user (ARPU)

The average monthly revenue per user (ARPU) compared to last year evolved from 35.61 euro to 32.83 euro, a decrease of 7.8 %. The decrease is the result of the further lowering of the MTR and roaming rates. However, the ARPU's decrease was slowed in the third quarter because of the increase in mobile data services ('Internet Everywhere', 'Business Everywhere') and a further increase in voice traffic.

VOXmobile

In a competitive market, the Luxemburg operator continues to grow. The number of active customers at the end of September 2008 was 77,507 compared to 75,987 a year earlier or an increase by 2.0 %.

However, the ARPU was negatively impacted by the decreasing MTR and roaming rates, and continued pressure by the competition. At the end of September 2008, the average monthly revenue per user was 32.24 euro, compared to 35.90 euro at the end of September 2007, or a decrease of 10.2 % over one year.

VOXmobile's total revenue amounted to 28.2 million euro for the first nine months of 2008, compared to 26.2 million euro at the end of September 2007, or 7.6 % more.

The Luxemburg operator achieved a 9.7 % growth in service revenue in the first nine months of 2008 compared to the same period of 2007: 22.8 million euro on 30 September 2007 versus 25.0 million euro at the end of September 2008.

2. Financial instruments, financial risks management objectives and policy

Mobistar continued the deployment of its network aimed at enhancing «deep indoor» coverage and, above all, to allow rapid uptake of the 3G technology, mainly HSDPA (High Speed Downlink Packet Access), an advanced version of the 3G (three times as fast). HSDPA technology is available on the whole of Mobistar's 3G network. The HSUPA (High Speed Uplink Packet Access) is also activated on the majority of the 3G sites, allowing even higher data transfer speeds.

By the end of September 2008, UMTS coverage reached 78 % of the population. Mobistar remains the only operator able to offer its customers high mobile transmission rates over its entire network thanks to the complementary nature of its EDGE network and its 3G network, covering over 99 % of the population.

The Mobistar network had 4,174 sites at the end of September 2008, 643 of which were shared. This corresponds to a total of 12,617 cells.

2. Comments on the financial situation

The consolidation scope did not change during the third quarter of 2008. It encompasses Mobistar S.A., the Luxemburg company VOXmobile S.A. and 50 % of the temporary joint venture 'Irisnet'.

For its quarterly results, Mobistar does not publish interim financial reports summarised and consolidated in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting ('IAS 34'), but instead opts for an interim statement concerning a series of key figures.

Mobistar group's consolidated key figures	9 months on 30-09-2008	9 months on 30-09-2007	Variation
Total active customers (mobile telephony) for Mobistar, VOXmobile and MVNO	3,752,491	3,411,232	10.0 %
Consolidated turnover (million €)	1,139.3	1,125.1	1.3 %
Total service revenues (million €)	1,085.4	1,085.7	0.0 %
EBITDA (1)	450.4	450.7	-0.1 %
Consolidated net profit (million €)	215.5	221.9	-2.9 %
Net profit per ordinary share (2) (€)	3.52	3.51	0.3 %
Net investment (million €)	109.1	83.8	30.2 %

(1) Earnings Before Interest, Taxation, Depreciation and Amortisation.
(2) Based on the number of existing shares in circulation on 30 September 2008, except of those held by Mobistar (61.293.387). The weighted average net profit per share (IFRS) for the first nine months of the year is 3,44 euro per share.

The third quarter of 2008 was closed with a consolidated turnover of 1,139.3 million euro for the Mobistar group, an increase by 1.3 % compared to 1,125.1 million euro a year earlier.

The consolidated EBITDA remained stable at approximately 450 million euro. In an environment of increasing costs, Mobistar managed, through cost efficiency, to maintain its profitability and closes the third quarter with an EBITDA margin of 41.5 % of the service revenues. The net profit per ordinary share reached 3.52 euro[2] at the end of September 2008, compared to 3.51 euro per share a year earlier, or a slight increase by 0.3 %.

Mobistar already invested 109.1 million euro in its network in the first nine months of this year, compared to the 83.8 million euro invested in the same period a year earlier. The increased use of the data services confirmed the operator's decision to speed up the deployment of its 3G/HSDPA network in order to reach an 85 % coverage of the population at the end of 2008.

On 18 August 2008, the second phase of the share buyback program was started. Mobistar already bought 706,613 of its own shares for an amount of 35.9 million euro. On 30 September 2008, 61,293,387 shares were in circulation, not including the shares held by Mobistar.

The balance sheet has not shown any major change, besides the repayment of part of the capital (248 million euro) on 6 August 2008, which was recorded as equivalent liabilities in the 'current liabilities' heading of the consolidated condensed financial statements drawn up on 30 June 2008, and the second phase of the share buyback program.

2. Financial instruments, financial risks management objectives and policy

No change has occurred in comparison with the information contained in the 2007 annual report (p. 14).

Disputes

The disputes related information listed in the annual report 2007 and the intermediary report related to the results of the first semester 2008 have been modified as follows:

Masts : The total receivable amount of taxes charged, plus default interest calculated at the legal rate, amounts to 26.7 million euros and is subject to a bad debt provision for the whole amount, of which 2.4 million euros correspond to that financial year.

Abuse of Proximus' dominant position : In May 2007, the Commercial Court of Brussels rendered a decision confirming Proximus' dominant position between 1999 and 2004 and naming experts to decide on certain abuses and to calculate the damage suffered by Mobistar and Base. The experts report should be delivered before end 2008.

3. Tendances

The good results of the first nine months of 2008 allow Mobistar to confirm its outlook for the full year 2008, as announced at the end of the first semester (revenue decrease of 0 to 2 %, EBITDA margin of at least 40 %, investment level of about 10 % of service revenues and decrease by 2 to 4 % of the net result per share, in accordance with the expected number of shares on the market at the end of December 2008), and this despite the competitive and regulatory pressure and an economically unfavourable climate.

Note concerning the financial situation as at 30 September 2008

Quarterly evolution

		Quarterly figures 2007				FY 2007
		Q1	Q2	Q3	Q4	
Subscriber base evolution						
Mobistar S.A. Mobile customers (excl MVNO, MATMA)	in thousand	3,165.1	3,199.7	3,241.6	3,283.8	
of which Postpaid	in thousand	1,656.6	1,709.8	1,740.1	1,775.2	
of which Prepaid	in thousand	1,508.5	1,490.0	1,501.5	1,508.6	
MVNO customers	in thousand	28.2	40.8	93.6	206.1	
VOXmobile customers	in thousand	-	-	76.0	74.6	
ARPU evolution						
TOTAL MOBISTAR GROUP	**in thousand**	**3,193.3**	**3,240.5**	**3,411.2**	**3,564.4**	
ARPU evolution						
Blended ARPU (rolling average of the preceding 12 months incl. visitor roaming)	**in EUR/month**	**38.12**	**36.90**	**35.61**	**34.51**	
Postpaid ARPU (excl. visitor roaming)	in EUR/month	50.17	49.48	48.76	48.01	
Prepaid ARPU (excl. visitor roaming)	in EUR/month	16.35	16.54	16.45	16.36	
P&L						
Service Revenues Mobistar Mobile	in Mio EUR	337.9	340.3	335.7	332.4	1,346.2
Service Revenues Mobistar Fix/Data	in Mio EUR	20.6	22.1	21.4	20.6	84.8
Service Revenues VOXmobile	in Mio EUR		-	7.7	8.2	15.9
Total Mobistar consolidated service revenues*	**in Mio EUR**	**358.5**	**362.4**	**364.8**	**359.6**	**1,445.3**
Total Mobistar consolidated handset sales	in Mio EUR	13.5	12.8	13.3	24.5	64.3
Total Mobistar consolidated turnover	in Mio EUR	372.1	375.2	377.8	384.5	1,509.6
Total Mobistar consolidated EBITDA	**in Mio EUR**	**150.7**	**151.5**	**148.6**	**141.5**	592.2
	as a % of service revenues	42.0%	41.8%	40.7%	39.4%	41.0%
Total Mobistar consolidated net result	**in Mio EUR**	**75.1**	**75.5**	**71.4**	**67.6**	289.8
EPS**	in EUR/share	1.19	1.20	1.13	1.07	4.58
Total Mobistar consolidated CAPEX	in Mio EUR	26.1	32.2	25.5	63.0	146.8
	as a % of service revenues	7%	9%	7%	18%	10%

* after elimination of intercompany transactions

** calculation based on the outstanding shares at the end of the third quarter of 2008, excl. shares held by Mobistar (63,290,941 in Q3 2007, 61,283,337 in Q3 2008)

		Quarterly figures 2008				YTD 2008
		Q1	Q2	Q3	Q4	
Subscriber base evolution						
Mobistar S.A. Mobile customers (excl MVNO, MATMA)	in thousand	3,310.8	3,348.1	3,358.9		
of which Postpaid	in thousand	1,806.6	1,855.2	1,890.7		
of which Prepaid	in thousand	1,504.2	1,492.9	1,468.2		
MVNO customers	in thousand	247.0	297.1	316.1		
VOXmobile customers	in thousand	74.1	74.8	77.5		
TOTAL MOBISTAR GROUP	**in thousand**	**3,632.0**	**3,720.0**	**3,752.5**		
ARPU evolution						
Blended ARPU (rolling average of the preceding 12 months incl. visitor roaming)	**in EUR/month**	**33.67**	**33.13**	**32.83**		
Postpaid ARPU (excl. visitor roaming)	in EUR/month	43.39	43.89	43.85		
Prepaid ARPU (excl. visitor roaming)	in EUR/month	15.95	16.31	16.36		
P&L						
Service Revenues Mobistar Mobile	in Mio EUR	323.0	337.8	338.9		999.7
Service Revenues Mobistar Fix/Data	in Mio EUR	20.2	19.4	22.0		61.6
Service Revenues VOXmobile	in Mio EUR	7.9	8.7	8.5		25.0
Total Mobistar consolidated service revenues*	**in Mio EUR**	**350.7**	**365.8**	**369.0**		**1,085.4**
Total Mobistar consolidated handset sales	in Mio EUR	11.6	17.5	24.8		53.9
Total Mobistar consolidated turnover	in Mio EUR	362.2	383.2	393.9		1,139.3
Total Mobistar consolidated EBITDA	**in Mio EUR**	**143.4**	**156.6**	**150.4**		**450.4**
	as a % of service revenues	40.9%	42.8%	40.8%		41.5%
Total Mobistar consolidated net result	**in Mio EUR**	**68.7**	**76.3**	**70.5**		**215.5**
EPS**	in EUR/share	1.12	1.25	1.15		3.52
Total Mobistar consolidated CAPEX	in Mio EUR	30.1	39.5	39.5		109.10
	as a % of service revenues	9%	11%	11%		10%

* after elimination of intercompany transactions

** calculation based on the outstanding shares at the end of the third quarter of 2008, excl. shares held by Mobistar (63,290,941 in Q3 2007, 61,233,337 in Q3 2008)

END